Exhibit (d)(26)

Amended Schedule A

dated October 1, 2022

to the

Investment Sub-Advisory Agreement

dated November 25, 2020

between

AdvisorShares Investments, LLC

and

CreativeOne Wealth, LLC (formerly ChangePath, LLC)

A.	List of Funds

AdvisorShares STAR Global Buy-Write ETF

B.	Sub-Advisory Fee

Pursuant to Paragraph 4 of the Agreement, the Adviser shall pay the Sub-Adviser a fee for its services to the AdvisorShares STAR Global Buy-Write ETF calculated daily at an annual rate of 0.55% based on the average daily net assets of the Fund.

Agreed and Accepted:

AdvisorShares Investments, LLC		CreativeOne Wealth, LLC

By:	/s/ Dan Ahrens	By:	/s/ Kenneth R. Hyman
	Dan Ahrens		Kenneth R. Hyman
	Managing Director/COO		EVP